                                                              Exhibit 4(b)(iv).1

                                    AGREEMENT

                 ON THE LEASE OF RETAIL NON-RESIDENTIAL PREMISES

                 entered into pursuant to Sections 3 et seq. of
         Act No. 116/1990 Zb., on Lease and Sublease of Non-residential
                              Premises, as amended
                           (hereafter the "Agreement")


                                 by and between:




POLUS INV., a.s.
Junacka 1,
831 04 Bratislava

Identification No.:      35 783 923
Tax Identification No.:  35 783 923/602
Represented by:          JUDr. Gabor Zaszlos, Chairman of the Board of Directors
                         Todd Cowan, pursuant to the power of attorney


(hereinafter the "Lessor")

                                       and

EUROTEL Bratislava a.s.
Stefanikova 17
811 05 Bratislava
Identification No.:      357 05 019
Tax Identification No.:  357 05 019/600
Represented by:          Josef Barta, CEO and Procurist
                         Thomas Joseph Cancro, CFO and Procurist

(hereinafter the "Lessee")
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                                      -2-


                                       I.
                                SUBJECT OF LEASE

1. Beginning on the Commencement Date as defined below, the Lessor shall lease to the Lessee non-residential premises No. G-626 located on the ground floor of the immovable property - building, located at Vajnorska in Bratislava, in accordance with (i) floor plans of the leased non-residential premises in the form of Exhibit 1 hereto, and (ii) technical specifications and equipment of the non-residential premises in the form of Exhibit 2 hereto, Exhibits 1 and 2 forming an integral part hereof (hereinafter the "Building"), built on a part of a land plot, registry No. 15123/7, registered in the Real Property Cadaster for the City of Bratislava in the Ownership List No. 2382 (hereinafter the "Land"), with area of 51,326 square meters as per the attached site plan as well as the Polus City Center Plan in the form of Exhibit 3 hereto which forms an integral part hereof (hereinafter referred to as the "Premises"). The total area of the Premises equals to 534.5 sq. meters calculated in accordance with the central line of boundary walls of the Premises, including exterior walls. The Building is a part of commercial and office space development known as the "POLUS City Center Bratislava".

2. The Lessor represents that it is (i) the lessee of the Land pursuant to a contract of tenancy between the Lessor (as Lessee) and the Municipal District of Bratislava (as Lessor) dated 12 May 1998 as amended (the "Land Lease") attached hereto as Exhibit 4 hereto, and (ii) the registered owner of the Building, and that it is authorized to let the Premises to the Lessee for use and lease, and that the lease hereunder is not prejudiced by any third party rights. The Lessor further represents that it has obtained any and all approvals and consents required by law for the lease of the Premises, including, without limitation, (i) final and binding occupancy permit for the Building attached as Schedule 8 hereto, and (ii) consent of the competent municipal authority attached as Schedule 9 hereto. The Lessor shall ensure that no later than on the Commencement Date, as such term is defined herein below, the final and binding occupancy permit for the Premises shall have been obtained by the Lessor.

3. The Lessor shall pay to the Lessee a contractual fine for the breach of the Lessor's obligation in Article I(2) hereof in the amount of 2,556 EUR (in words: Two Thousand Five Hundred Fifty Six Euro) for each calendar day of delay unless such breach has been caused due to reasons solely on the side of the Lessee and/or its subcontractors.
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                                      -3-

                                       II.
                                PURPOSE OF LEASE

     The Lessor hereby leases to the Lessee the concerned Premises for the purpose of use thereof as retail and customer service space. As such the Premises shall be used for the performance of Lessor's business activities including but not limited to (i) provision of public mobile telephone, public data and internet services, (ii) retail sale of the telecommunication equipment (iii) conclusion of the respective contracts with the Lessor's customers, (iv) provision of the customer services, (v) assembly and maintenance of telecommunication equipment, (vi) brokerage activities, (vii) consultancy in the sphere of the public cellular radiophone network, (viii) publishing activities, and (ix) other activities related to those mentioned hereinabove. The Lessee shall use the Premises in accordance with the Operating Rules, as applicable to the Lessee set out in Exhibit 5 hereto. The Operating Rules may be amended based on a written proposal of the Lessor subject to a written approval of the Lessee acting in a good faith, provided however, that if the Lessee does not respond to such Lessor's proposal within five (5) business days from its delivery to the Lessee, such proposal will be deemed to be automatically approved by the Lessee without any further formalities.


                                      III.
                                  TERM OF LEASE

1. The term of this Agreement shall be for a definite period of twelve (12) years commencing on March 1, 2001 (the "Commencement Date"), and validity of this Agreement may only be terminated for any of the reasons specified in Article XII hereof.

2. The Lessee shall be entitled to an extension of the term of lease as specified in Article III(1) above for two (2) additional immediately following five (5) year periods, subject to the same terms and conditions as stipulated herein. The term of this lease shall be extended by such additional five (5) year periods provided that the Lessee shall, at least six (6) months prior to expiration of the initial term of the lease as specified in Article III(1) above, or, as the case may be, at least six (6) months prior to the expiration of the first extended five year period, notify the Lessor in writing of the Lessee's intention to extend the term of the lease. The Lessor hereby agrees to allow access to the Premises to the Lessee and its contractors to perform works to be performed by the Lessee, provided, however, that the Lessee's works can be commenced by the Lessee not earlier than on January 1, 2001.

3. It is understood and agreed between the Parties that the Premises shall be delivered by the Lessor to the Lessee on the Commencement Date in accordance with the Technical Specification annexed hereto as Exhibit 2 and the Lessee shall be responsible for completion of interior adaptation of the Premises at its expense subject to the reimbursement described below. The Parties hereby agree that the Lessee shall be authorized to invest, at its sole discretion, the amount of up to 38,347 EUR (in words: Thirty Eight Thousand Three Hundred Forty Seven Euro) in connection with the interior adaptation of the Premises to meet the Lessee's needs which amount shall be promptly reimbursed by the Lessor to the Lessee against the presentation by the Lessee to the Lessor of the respective documents regarding the incurrence by the Lessee of such investments. The Lessor shall maintain the Premises in the condition fit for their use, and to secure the proper performance of the services the provision of which is connected to the use of the Premises. The Lessee shall take over the Premises by its authorized representatives, on the site, and after an inspection of the Premises. The protocol of conveyance and take-over of the Premises shall contain a brief assessment by both parties hereto of the condition of the Premises as at their take-over date, and a specification of the time limits for removal of defects and shortcomings, if any.


                                       IV.
                             RENT AND MARKETING FEE

1. The rent for the Premises was set on the basis of a mutual consent of the contracting parties in accordance with applicable laws and regulations, and amounts to 14.57 EUR (in words: Fourteen point Five Seven Euro) per one square meter of the actually leased Premises per month, excluding VAT (the "Rent"). The applicable value added tax shall be calculated in accordance with applicable laws. The obligation of the Lessee to pay the Rent will begin on the Commencement Date. The first payment of the Rent shall be made not later than on the fifth (5th) day prior to the Commencement Date as per the invoice due for the period between the Commencement Date and the last day of the first complete calendar quarter issued by the Lessor and delivered to the Lessee not later that on the twentieth (20th) day prior to the Commencement Date. Thereafter, the Rent shall be payable quarterly in advance, against an invoice issued by the Lessor and delivered to the Lessee not later that on the fifth (5th) day prior to the first (1st) day of the first month of the relevant quarter, not later than on the tenth
     (10th) day of the first month of the relevant quarter; the date of payment shall be the date of receipt of payment on the Lessor's account.

2. Lessee shall reimburse the Lessor for its "proportionate share" of all expenses that shall be effected by the Lessor in accordance with an annual marketing plan and an annual budget for marketing expenses of the POLUS City Center Bratislava which documents will be delivered by the Lessor to the Lessee without undue delay after their completion (the "Marketing Fee"). As of the Commencement Date, the Marketing Fee will amount to two
     (2) EURO per square meter per calendar month excluding VAT and shall be payable together with the Rent. The Marketing Fee is not included in the Services and Utilities

     For the purposes hereof the expression "proportionate share" shall mean the fraction the numerator of which shall be the amount of sq. meters of the actually leased Premises and the denominator of which shall be the sum in sq. meters of all then rented retail premises in the Building; provided however, that the denominator shall in no event be lower that 26,135 sq. meters which represents 80% of the total rentable area in the Building.

3. The Rent and the Marketing Fee shall be adjusted by a written notice from the Lessor to the Lessee, on an annual basis as of January 1 by a percentage corresponding to the percentage growth value of the German consumer price index (German Consumer Price Index - 4 person household published by the German Statistical Agency with its seat in Wiesbaden) (hereafter the "German Consumer Price Index") for the previous calendar year. Any such increase of the rent due to inflation, however, shall not exceed the maximum limit of 3% (three per cent) in any calendar year. The rent shall not be adjusted due to inflation if the change in the German Consumer Price Index does not exceed 1% (one per cent) in the relevant calendar year. However changes of less than or equal to 1 % (one per cent) in the German Consumer Price Index in one calendar year shall be added to the percentage growth value of the German Consumer Price Index in the immediately following year until such changes exceed 1 % (one per cent). The first adjustment of the Rent shall not be made earlier than as of January 1, 2002.

4. The Rent and the Marketing Fee shall be payable in Slovak crowns, converted from Euro at the exchange rate of the National Bank of Slovakia as in effect on the 2nd Wednesday preceding the invoiced quarter, and shall be paid to the Lessor's account No. 2008005497/1100 at Tatra banka, a.s., with its seat at Vajanskeho nabrezie 5, 810 00 Bratislava, or such other account as may be notified by the Lessor to the Lessee in writing from time to time but not later than thirty (30) days prior to the respective payment. The Lessor shall charge the Lessee with VAT on the Rent at the rate specified by then applicable laws of the Slovak Republic and such amount shall be paid by the Lessee to the Lessor's account No. 2625007738/1100 at Tatra banka a.s., with its seat at Vajanskeho nabrezie 5, 810 00 Bratislava, or such other account as may be notified by the Lessor to the Lessee in writing from time to time but not later than thirty (30) days prior to the respective payment.

5. The interest rate upon defaults in payment of the Rent and the Marketing Fee shall be 9% (nine per cent) per year if not stipulated otherwise by mandatory Slovak laws, calculated per diem.

6. In the event that the Premises cannot be used for reasons which were not, in whole or in part, caused by any fault on the part of the Lessee, including but not limited to the situations where (i) the Lessor, notwithstanding the Lessee's written notice, fails to remove a defect in the Premises which affects the use of the Premises for the contemplated purpose, (ii) the services which the Lessor is obligated to provide and which lie within the control of the Lessor were not properly provided and, as a result, the use of the Premises has become aggravated, or (iii) any structural modifications in the Building undertaken or ordered to be undertaken by the Lessor resulted in an aggravation of the conditions of use of the Premises; the Lessee shall be entitled to a respective pro-rata discount from the rent. Similarly, the Lessee shall also be entitled to an adequate reduction of the rent if, as a result of the Lessor's activities, the conditions of the use of the Premises become restricted. The Lessee shall only be entitled to such discount from or reduction of the rent for the period of the time for which the Premises could not be used or their use was restricted.


                                       V.
                  SERVICES AND UTILITIES AND ADMINISTRATION FEE

1. The parties hereto have agreed that the Lessee shall reimburse the Lessor for its "proportionate share" of any and all costs (i) of all services related to the operation of the Building and of the Premises as categorized in Exhibit 6 (hereafter the "Services and Utilities") hereto which forms an integral part hereof, and (ii) of heating, ventilation and air-conditioning of the Building. The Lessee shall pay to the Lessor an administrative fee of fifteen (15) % of the Lessee's proportionate share of the cost of those services and utilities in Exhibit 6 which are subject to the administrative fee (the "Administrative Fee"). The Administrative Fee shall be payable at same time and on the same terms and conditions as the Lessee's "proportionate share" of such services and utilities, provided, however, that the Lessee shall start to reimburse the Lessor for the Lessee's "proportionate share" of the costs of the Services and Utilities together with the Administration Fee as of January 1, 2001. Whenever practicable and permitted by law, the Lessee shall enter into direct contractual relationships with providers of services and utilities and pay directly to them the respective costs and expenses for such services and utilities.

2. The initial readings of the electrometer and water meter shall be recorded in the protocol of conveyance and take-over of the Premises.

3. At the commencement of the lease, the Lessor shall disclose to the Lessee the estimated annual costs payable under all maintenance and service agreements. The Lessor hereby agrees that the actual costs pursuant to such aforementioned service agreements shall in no event be higher than usual costs of services of comparable quality in comparable real estate developments in Bratislava if any. As of the Commencement Date, the Lessee's "proportionate share" of any and all costs of the Services and Utilities will amount to approximately 4 EUR per square meter per calendar month excluding VAT.

     For the purposes hereof the expression "proportionate share" shall mean the fraction the numerator of which shall be the amount of sq. meters of the actually leased Premises and the denominator of which shall be the sum in sq. meters of all then rented retail premises in the Building; provided however, that the denominator shall in no event be lower that 26,135 sq. meters which represent 80% of the total rentable are in the Building.

4. The Lessor shall submit to the Lessee separate invoices for the Services and Utilities provided by the Lessor. The issuance, delivery and payment terms of such invoices shall be the same as with respect to invoices relating to the Rent pursuant to Article IV above; provided that the amounts due thereunder shall be payable by the Lessee in Slovak crowns to the Lessor's account specified in Article IV(4) above.

5.   The Lessee shall pay VAT on the Services and Utilities.


                                       VI.
                          TERMS AND CONDITIONS OF LEASE

1. The Lessor shall be obligated to deliver the Premises on the Commencement Date in the condition suitable for the agreed purpose of the lease as set forth in Article II hereof, to maintain the Premises in the condition fit for the agreed use hereunder, and to secure the proper performance of the services the provision of which is connected to the use of the Premises.

2. The Lessor shall be obligated to ensure to the Lessee the right to an undisturbed use of the Premises, use of the common spaces in the Building, the access necessary for the use of the Premises, and also the right to a use of elevators in the Building.

3. In undertaking any structural modifications, upgrading and/or reconstruction of the Building, the Lessor shall be obligated to respect to the greatest extent possible the justified interests of the Lessee, and shall be obligated to notify the Lessee in writing within a reasonable time limit, but at all times not later than thirty (30) days in advance, of the necessity to undertake any of the activities specified in this Article VI(3), as well as any other activities which might affect the use of the Premises.

4. The Lessor shall be obligated to charge the costs of the Services and Utilities in such a way that the amounts collected by the Lessor from the Lessee do not exceed the actual costs incurred by the Lessor in connection with the provision of such Services and Utilities. The Lessee is free to change service providers of the Services and Utilities, which are not provided by the Lessor, at its own expense and risk.

5. The Lessor shall be responsible for fire protection of the Premises. For this purpose, the Lessor shall furnish the Premises with the necessary in-built equipment and devices (electronic fire warning system), and shall look after the technical operability of such equipment and devices and confirms hereby that the useful life of such equipment and devices has not expired.

6. The Lessee agrees to pay during the term of the lease the agreed rent and to pay to direct suppliers and/or reimburse the Lessor for the proportionate share of the Services and Utilities provided pursuant to
     Article V hereof.

7. The Lessee shall be authorized to use the Premises twenty-four (24) hours a day, seven (7) days a week, to the extent stipulated herein, and shall be obligated to use the with the care and diligence of a prudent manager. Upon termination of the lease, the Lessee shall return the Premises to the condition in which the Premises were delivered to the Lessee, subject to ordinary wear and tear. The Lessee shall bear no responsibility for any damage to the Premises which were not caused by the Lessee and originated prior to the commencement of the lease, even if any such damage becomes apparent during the term of the lease.

8. The Lessee agrees to refrain from any modifications, changes or alterations to the Premises, except for (i) modifications or alterations of other than structural nature or (ii) which do not affect the integrity of the Premises' substance or (iii) which do not affect any fixtures or appliances provided by Lessor. The Lessee shall be permitted to undertake any structural modifications, changes or alterations to the Premises which cannot be removed without damage to the Premises only subject to the Lessor's prior written consent and exclusively at the Lessee's own expense, unless agreed otherwise by the parties hereto. As to any modifications, changes or alterations to the Premises and/or the Building related to establishment and operation of a data transmission network by the Lessee, such prior consent by the Lessor may not be unreasonably withheld. For purposes of returning the Premises in the "original condition" subject to ordinary wear and tear, the term "original condition" shall be understood to mean the condition of the Premises including any authorized alterations.

     The Lessee may not make any structural, electrical, storefront, exterior, major interior or mechanical alterations to the Building without a prior written consent of the Lessor which consent may not be unreasonably withheld.

9. The Lessee shall be obligated to enable the Lessor to perform any inevitable or expedient modifications or alterations to the Premises and/or the Building, including such modifications or alterations that shall have to be performed on the basis of a decision issued by the relevant authorities.

10. The Lessee shall be obligated, at its own expense, to remove without undue delay any damage caused to the Premises and/or the Building by the Lessee's employees or by third persons who were present in the Premises and/or the Building based on the authorization of the Lessee. In any event, the Lessee shall inform the Lessor in writing of the occurrence of any such damage within five (5) working days from getting knowledge thereof. The Lessee is authorized to engage third parties of the Lessee's choice to remove any damage pursuant to this Article VI(10).

11. The Lessee shall notify the Lessor without undue delay of the necessity of any repairs that the Lessor is obliged to make, and allow the performance of these and any other necessary repairs.

12. Any work required by the Lessee above and beyond the scope of the Lessor's obligations stipulated in Article VI(1) above shall be performed by the Lessor for a consideration payable by the Lessee, which consideration shall be limited to the Lessor's actual reasonable costs of performance. The Lessor is authorized to engage third parties to perform the activities the Lessor is obligated to undertake pursuant to this Article VI(12). Any contracts entered into by the Lessor for said work shall be arms length transactions keeping in mind good and fair pricing. As an alternative to the Lessor performing or contracting for said work, the Lessee can contract for the performance of said work at the Lessee's expense and risk.

                                      VII.
                                    INSURANCE

1. The Lessor agrees to obtain a comprehensive insurance of the Building against damage or destruction by a natural disaster. The "proportionate share" of the insurance premiums shall be paid by the Lessee and the insurance shall be maintained effective throughout the term of the lease without interruption. The Lessor shall be obligated, at the Lessee's request, to present to the Lessee for inspection the relevant insurance policy. In the event of a damage constituting an insured occurrence, the Lessor shall apply the insurance proceeds towards a prompt repair of the Premises. The Lessee agrees that the insurance of the Building shall not extend to any furniture, equipment, appliances or other goods of whatever kind, which have been brought in or fixed to the Building by the Lessee.

2. Upon the commencement of the lease, the Lessor shall deliver to the Lessee one copy of the insurance policy referred to in Article VII(1) above.

3. Lessee covenants not to take or to cease any action that might cause any increase in insurance premium payable by the Lessor, provided however, that the Lessor (i) notifies the Lessee in writing, and (ii) proves to the Lessee, that such action taken by the Lessee would cause such increase.

4. The Lessee agrees to maintain such insurance policy as would be reasonably expected from a prudent businessman to maintain for the type of business activities to be conducted by the Lessee in the Premises, including without limitation, the general liability insurance against property damage and personal injuries providing single limit coverage of 1,000,000 EUR (in words: One Million Euro).


                                      VIII.
                       LESSEE'S ADVERTISING AND PROMOTION

     Subject to approvals to be obtained by the Lessee from the respective authorities (provided that such approvals are required by the law), the Lessee shall be authorized to install suitable advertising notices containing the Lessee's name and logo at the entrance of the Premises subject to the consent of the Lessor not to be unreasonably withheld, at other appropriate locations in the Premises. The cost of assembly, installation and operation of any such advertisement shall be borne by the Lessee.

                                       IX.
                                    SUBLEASE

     The Lessor hereby consents to and authorize the Lessee to sublease the whole of the Premises, or any part thereof, to (i) any third party to a corporate restructuring of the Lessee, or (ii) any Lessee's affiliate. In any other situation, the Lessee shall be authorized to sublease the Premises, or any part thereof, to a third party only with a prior written consent from the Lessor, which consent shall not be unreasonably withheld. It is understood and agreed that the Lessor's consent may be reasonably withheld, if the proposed sub-lessee is a potential Lessee actively negotiating with the Lessor, within thirty (30) days prior to the receipt by the Lessor of the Lessee's request for such prior written consent, a lease in the Building and/or the Office Tower 2 (as may be built within the framework of the project of the POLUS City Center Bratislava).

     For the purposes of this Agreement the term "Affiliate" shall mean any entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under the common control of the party concerned. For the purposes of this definition, but without limitation, control shall be conclusively presumed to include any entity which holds, whether directly or indirectly as aforesaid, a 50 percent or greater equity interest in the party concerned.


                                       X.
                    LESSOR'S ACCESS TO THE LESSEE'S PREMISES

1. The Lessor, or a person authorized by the Lessor, shall be entitled to enter the Premises for the purpose of inspection thereof, or to make any repairs, alterations, improvements or for the purpose of show the Premises to prospective Lessees, in the presence of a person authorized by the Lessee and during normal business hours upon a prior written notice given at least three (3) days in advance.

2. The Lessor may enter the Premises at any time without the presence of the Lessee, or, respectively, the Lessee's authorized person exclusively in the events of danger caused by a natural disaster, accident or another similar emergency; provided, however, that the Lessor shall have endeavored to notify the Lessee and/or the Lessee's authorized person in advance of the Lessor's intention to enter the Premises.

                                       XI.
                         SPECIAL ARRANGEMENT ON LESSEE'S
                            PROPERTY IN THE BUILDING

1. The Lessee shall be authorized to establish and operate at its own cost in the Premises and/or the Building a data transmission network. Any work done in the Premises and/or the Building will be done only upon a prior consent of the Lessor. Such prior written consent by the Lessor may not be unreasonably withheld.


2. The Lessee shall be authorized to bring into the Building and use therein other technical equipment necessary for the Lessee's business activities.


                                      XII.
                            TERMINATION OF THE LEASE

1. The lease hereunder may be terminated by a written agreement between the parties hereto.

2. The Lessor may terminate this Lease Agreement by a written notice exclusively for the reasons specified in Section 9(2) of Act No. 116/1990 Zb., on Lease and Sublease of Non-residential Premises, as amended. In such a case, the termination period shall be three (3) months and shall commence on the first day of the calendar month following the delivery of the termination notice to the Lessee.

3. The Lessee may terminate this Lease Agreement by a written notice exclusively for the reasons specified in Section 9(3) of Act No. 116/1990 Zb., on Lease and Sublease of Non-residential Premises, as amended. In such a case, the termination period shall be three (3) months and shall commence on the first day of the calendar month following the delivery of the termination notice to the Lessor.

4. Should, in an independent judgement of the Lessee, any reason for lease termination specified in Article XII (3) above arise on the side of the Lessor, the Lessee may request that the Lessor rectify the cause of such termination within a six (6) week period which period shall commence on the date of a registered letter specifying such request of the Lessee being delivered to the Lessor. The Lessor hereby agrees that, upon the receipt of such registered letter, the Lessor shall not issue the termination notice pursuant to Article XII (2) prior to the expiration of the said six (6) week period.

5. Should in an independent judgement of the Lessor, any reason for lease termination specified in Article XII (2) above arise on the side of the Lessee, the Lessor may request that the Lessee rectify the cause of such termination within a six (6) week period which period shall commence on the date of a registered letter specifying such request of the Lessor being delivered to the Lessee. The Lessee hereby agrees that, upon the receipt of such registered letter, the Lessee shall not issue the termination notice pursuant to Article XII (3) prior to the expiration of the said six (6) week period.


                                      XIII.
                                SECURITY DEPOSIT

1. Within 30 days from Lessee's execution of this Agreement, Lessee shall deposit by way of security an amount equal to four (4) monthly Rents for a rentable area of 534.5 square meters (hereafter the "Security"), into the escrow account held in Citibank Slovakia, a.s., with its seat at Viedenska cesta 5, 851 00 Bratislava, Slovak Republic, who shall act as an escrow agent (the "Escrow Agent"), in accordance with an escrow agreement to be entered into in substantially the form of Exhibit 7 hereto (the "Escrow Agreement"). Following any increase in the size of the Premises, or any release of all or part of the Security to the Lessor in accordance with the terms of the Escrow Agreement prior to the termination of the lease, Lessee shall deposit additional funds with the Escrow Agent so that the total held by the Escrow Agent shall be maintained at a level equal to four (4) monthly Rents for the total rentable area of the Premises.

2. The contracting parties hereto shall order the Escrow Agent by virtue of joint instruction:

     (i) to pay the amount of defaulted Rent out of Security to the account of the Lessor as soon as the Lessor has announced to the Escrow Agent, in writing, that Lessee is in breach of its rental payment obligation for more than two (2) months.

     (ii) The Lessor shall send by registered mail a copy of the above written communications with the Escrow Agent to the Lessee and provide the Lessee with a cure period of one (1) month to rectify the cause triggering the payment of the Security by the Escrow Agent to the Lessor.

3. Unless otherwise instructed by the Lessor and the Lessee in a joint instruction, the Escrow Agent shall remit to the Lessee any amount of the Security, not disposed of in accordance herewith, or as a reimbursement of damages caused by the Lessee to the Premises or the Building provided that the parties establish that there are damages and the parties mutually agree what damages shall be reimbursed, within thirty (30) days from the date of the termination of this Agreement.


                                      XIV.
                                  FORCE MAJEURE

Failure on the part of any party to perform any of its obligations set forth in this Agreement because of a force majeure will not give the other party to this Agreement any claim against the other party or be deemed to be a breach of this Agreement. Any party failing to perform its obligation on this Agreement in the event of such force majeure shall give notice in writing of such force majeure as soon as possible after occurrence to the other party. For the purpose of this Agreement, force majeure shall mean any war, revolution, civil disorder, sabotage, strike or lock out involving third parties, accident, act of God, laws, regulations and acts of any governmental agency of the Slovak Republic or any similar event, which affects the ability of any party hereto to perform its material obligations hereunder and which is beyond the control of such party. If an event of force majeure occurs and such event materially interferes with any party's ability to perform its obligations hereunder for a continuous period of six months (or it becomes evident that such event will continue for a continuous period of six months), the obligations of such party shall terminate and the other party shall be entitled to damages suffered as a result of such termination payable by the party whose obligations were terminated under this
Article XIV.


                                       XV.
                                FINAL PROVISIONS

1. This Agreement shall become valid and effective as of the date of execution hereof by both parties hereto.

2. This Agreement and the rights of the parties hereunder shall be construed and interpreted in accordance with Slovak laws but without reference to Slovak conflict of law principles. The parties hereto shall endeavor to reach an amicable settlement of any disputes that may arise under this Agreement. However, if they are unable to resolve any dispute by amicable settlement, such dispute shall be finally settled by the Slovak court having jurisdiction.

3. Any other change of or modification to this Agreement may be valid if made in writing and executed by both parties hereto.

4. Lessee agrees to execute and deliver, at any time and from time to time, upon the request of Lessor or of the holder of any mortgage or lien, any documents, notices or confirmations required by Lessor necessary to give effect to any mortgages or liens that may be created over the Building, which shall not create any liabilities on the side of the Lessee beyond the existing Lessee's liabilities hereunder. Lessee agrees to provide the holders of any such mortgages or liens or their agents with a right of entry to the Premises to inspect the Premises during normal working hours and upon a reasonable prior notice and shall provide to them with any such information or documentation requested by any of them which Lessee is required to provide to Lessor from time to time.

5. Lessor will have, in accordance with Section 672 of the Slovak Civil Code No. 40/1964 Coll., as amended, a pledge and retention right in respect of each movable thing owned by Lessee and brought by Lessee into the Premises as a security for the payment of the Rent due by the Lessee.

6. The parties hereto represent that they have read this Agreement, agree to the contents hereof, and execute the same as an expression of their consent herewith.

7. This Agreement and any amendments and other modifications thereof shall be executed in the English and Slovak languages. In the event of a conflict between the English language and the Slovak language versions of this Agreement, the English language version shall control.

8. This Agreement is made in four (4) counterparts in the Slovak language and in four (4) counterparts in the English language. Either party hereto shall receive two (2) original counterparts of each of the Slovak and English language version.

THE PARTIES, INTENDING TO BE LEGALLY BOUND, hereto have duly signed this Agreement by their duly authorized representatives as of the day and year below written.

Bratislava, ____ day of December 2000


POLUS INV., a.s.


By:                            -------------------------------------
                               JUDr. Gabor Zaszlos, Chairman of the
                               Board of Directors

                               -------------------------------------
                               Todd Cowan
                               pursuant to the power of attorney

EuroTel Bratislava, a.s.


By:                            --------------------------------------
                               Jozef Barta,
                               Chief Executive Officer and Procurist


                               ---------------------------------------
                               Mr. Thomas Joseph Cancro,
                               Chief Financial Officer and Procurist

Exhibits:
Exhibit 1         Floor Plan of the Premises
Exhibit 2 Technical Specifications and Equipment of the Non-residential Premises Specifications
Exhibit 3         Site Plan
Exhibit 4         Land Lease
Exhibit 5         Operating Rules
Exhibit 6         Services and Utilities
Exhibit 7         Escrow Agreement
Exhibit 8         Occupancy Permit
Exhibit 9         Consent of Municipal Authority